Filed by CenturyLink, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Savvis, Inc.
Commission File No.: 000-29375

                The attached document is a transcript of the CenturyLink, Inc. First Quarter 2011 Earnings Conference Call, held on May 5, 2011.

Cautionary Statements Regarding Forward Looking Information

                Except for the historical and factual information contained herein, the matters set forth in this release, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, accretion and growth potential, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control.  Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis’ stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink's and Savvis’ reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated.  You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements.

Additional Information and Where to Find It

                In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink plans to file with the SEC a registration statement on Form S-4 that will include a prospectus of CenturyLink that will also constitute a proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement and the proxy statement/prospectus will contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627.  Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’ website at www.Savvis.com or by contacting Savvis Investor Relations at (314) 628-7433.

Participants in the Solicitation of Proxies

                CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Transcript of the CenturyLink, Inc. First Quarter 2011 Earnings Conference Call

May 5, 2011

10:30 a.m. Central Time

Operator:

[Operator Instructions].

I would now like to turn the conference call over to Mr. Tony Davis, Vice President of Investor Relations, Mr. Davis, you may begin.

Tony Davis, Vice President, Investor Relations

Thank you, good morning, everyone and welcome to our call today to discuss CenturyLink’s first quarter 2011 results released earlier this morning. Unless otherwise noted in the press release, or in our remarks and related materials this morning, the first quarter results discussed in the press release and during this call relate solely to legacy CenturyLink, Inc. therefore, unless otherwise noted they do not include results of operations for Qwest. The slide presentation we will be reviewing during the prepared remarks portion of today’s call is available on CenturyLink’s IR website at ir.centurylink.com or investor relations section of our corporate website at www.centurylink.com. At the conclusion of our prepared remarks today we will open up the call for questions and answers.

On slide 2, you’ll see our Safe Harbor language. That’s there for your information. We will be making certain forward looking statements today, particularly as they pertain to guidance for 2011, the integration of Embarq and Qwest, the pending acquisition of Savvis and other outlooks in our business.

Now moving to slide 3, we ask you also note that our earnings release issued earlier this morning and the slide presentation and remarks made during this call contain certain non GAAP financial measures. Reconciliations between the non GAAP financial measures and the GAAP financial measures are available on our earnings release and on our website at www.centurylink.com.

This slide also contains additional disclosure information related to the recent CenturyLink and Savvis merger agreement announcement. We ask you review our Safe Harbor language and additional disclosures found here as well as in our press release and in our SEC filings, which describe factors that could cause our actual results to differ materially from those projected by us in those forward looking statements.

Turning to slide 4, your host today is Glen Post, chief executive officer and president of CenturyLink. Joining Glen on our call is Stewart Ewing, CenturyLink’s Chief Financial Officer. Also available during the question and answer period of today’s call is Karen Puckett, CenturyLink’s chief operating officer. Our call today will be accessible for telephone replay through May 11, 2011, and accessible for webcast replay through May 25, 2011. For anyone listening to a taped or webcast replay of this call or for anyone reviewing a written transcript of today’s call, please note that all information presented is current only as of May 5, 2011, and should be considered valid only as of this date regardless of the date listened to or reviewed. So as you turn to slide 5 I’ll now turn the call over to your host today, Glen Post. Glen.

Glen Post, Chief Executive Officer

Thank you, Tony. Appreciate you joining us today as we discuss CenturyLink’s first quarter 2011 operating results, as well as selected operational updates in 2011 guidance information.

We achieved solid financial and operational performance for the first quarter of 2011. Even as we worked toward an April first date for the closing of our acquisition of Qwest and the launch of the combined companies.

Operating revenues are at the top of our guidance and diluted earnings per share exceeded the top end of our guidance. We also achieved solid high speed Internet subscriber growth in the first quarter and continue to see improvements in access declines.

Moving to slide 6 of the deck, we achieved operating revenues of $1.7 billion for the quarter, top end of our guidance. Diluted earnings per share excluding special items was $0.76 per share, exceeding the top end of guidance by $0.06.

Our cash flows remain strong, we generated free cash flow of $528 million during the quarter. There were several factors contributed to our operating revenues meeting the top end of our previous guidance for the quarter. First of all, we lost fewer access lines than we had forecasted for the quarter.

Second, access minutes of use declined at a slower rate than we had anticipated. And demand for our strategic products and services continues to show strong growth and strategic revenues continue to increase as a percentage of total operating revenues.

And first quarter 2011, strategic revenues accounted for 31% of total revenues compared to 27% in the first quarter of 2010.

The growth in strategic revenues is the percentage of total operating revenues as a positive trend that we are focused on continuing in the months ahead. Also we continue to enhance our broadband product portfolio through deploying higher speeds in key markets as well as adding incremental value through broadband features such as computer support, online back up services.

In the first quarter, we maintained our overall go to market approach but continue to refine our segmentation, our messaging, our bundles and tools for our sales channels to drive customer growth and average revenue per customer per unit.

We also continue to enhance and expand our advanced data, our operating networks and value added services for business and enterprise customers.

Overall, monthly recurring revenues continue to look solid in enterprise and enterprise our enterprise. Our sales for strategic products, which include Ethernet and MPLS, direct Internet access were up 18% year over year first quarter. Additionally we saw an increase 31% year over year sales in these sales to new customers. Enterprise recurring revenues are down slightly year over year and grew slightly on a sequential basis. Thanks to growth in data products, particularly retail Ethernet. Also direct Internet access was a bright spot within enterprise with 31% year over year growth. Revenues continued to decline in both enterprise and the SMB space with voice revenues down 13% year over year in our enterprise operations.

Now turning to slide 7, I’d like to cover a few operating highlights for the quarter. First we added more than 52,000 high speed Internet customers during the quarter as demand for broadband remained solid and customers continued to respond well to our broadband offers. We ended the quarter with approximately 2.45 million high speed Internet customers or 40% penetration of total addressable lines.

In addition, we continue to see improvement in our rate of access line decline as we continue to focus on new customer acquisitions, by targeting the non customer base as well as enhancing our retention programs.

Our first quarter line loss of approximately 106,500 represents a 13.6% sequential improvement over the fourth quarter of 2010 and a 15.2% improvement over the first quarter 2010 access line loss levels.

We continued to see a decline in disconnect orders in both the consumer and business segments, which we believe is attributable to a more stable economy resulting in fewer moves, less business-line downsizing and fewer competitive ports, and we’re pleased that we have been successful in reducing our rate of access line loss for the trailing 12 months to 7.5%, a reduction from 8.1% reported in the first quarter of 2010.

One of the keys to this ongoing improvement in customer loss has been the performance in the top five Embarq markets. We continue to see strong traction in these markets and improvement continues to outpace the rest of the company.

We continue to see strong results in DIRECTV sales as we added more than 34,000 satellite video subscribers in the first quarter. We ended the quarter with almost 662,000 satellite video customers. That’s about a 15.4% penetration of primary residential lines.

We’ve also soft launched our Prism, Inc. --- our CenturyLink Prism service in three new markets in Tallahassee and Orlando, Florida and Raleigh Durham, North Carolina, making our Prism services available in a total of eight markets now.

The number of Prism capable households past increased nearly 22% in the first quarter. We continue to expect to pass close to a million households by the end of the year.

We are pleased with the overall progress we’re making with our Prism TV service thus far and are confident we’ll continue to see growth in this area.

We continue to see success in driving broadband penetration, success in both satellite video IPTV sales and Prism TV average consumer revenue $1.11 or 2% over the first quarter of 2010.

And finally we have begun reselling Verizon Wireless products and services to small business customers in CenturyLink markets. Our consumer launch is scheduled to begin in mid-may in select markets and will be expanded to all markets over the next several months through a phase in approach. Turning now to slide 8, we continue to make great progress towards completing the integration of Embarq. We completed our fourth market conversion. All customers in the state of Florida were converted in March. We now approximately have 75% of Embarq customers on CenturyLink systems.

We also remain on schedule to complete the fifth and final Embarq customer and billing conversion comprised of customers in 11 states during the third quarter of this year.

We continue to meet our synergy targets and are on track to achieve our expected $375 million in operating expense synergies as we projected.

Now moving on to slide 9. We are pleased to have the close on merger with Qwest and launch the combined company on April 1st. The excellent work conducted by our integration teams and employees of both companies has resulted in a very smooth transition for us. We have heard positive feedback from business customers about value proposition they see in the company with greater scale with enhanced product portfolio and broader access footprint. We’ve also implemented CenturyLink’s local operating model across all the Qwest markets now.

I believe our strong results for the first quarter combined with the smooth transition to the combined company demonstrates the ability of our employees to execute our business plans while undertaking the complex job of combining our two companies.

Our integration efforts for the Qwest operations are off to a good start. We remain on track to complete the conversion of Qwest financial and human resources systems to our SAP platform by year end. Additionally network grooming activities are underway which continue over a number of months.

Even with the significant cost reductions achieved by Qwest since we announced the merger a year ago, we continue to expect to achieve operating expense synergies $575 million over the next three to five years and capital expenditure synergies of $50 million over the next couple of years. We currently expect to achieve $80 to $100 million in operating expense synergies from the Qwest acquisition in 2011. And we expect to exit 2011 at an annual run rate of $200 million in synergies.

Turn to slide 10. I want to briefly touch on the Savvis merger agreement we announced last week and why we think this transaction is such a great fit for CenturyLink and Savvis. The acquisition of Savvis is the positive next step for CenturyLink. We believe the combination of CenturyLink’s network and hosting asset with Savvis’s assets will provide an exciting platform managing co location businesses.

The CenturyLink Savvis combination is really about growth. Together we will create a premiere managed hosting and cloud provided with global scale. Additionally this acquisition will further diversify revenue mix toward a higher growth business segment. With Qwest and now Savvis approximately 58% of our revenues will come from business customers. It’s also important to note that this transaction has a minimal impact on our leverage, allowing us to maintain our strong financial position and we’re pleased to have received confirmation of our credit ratings by all three credit agencies leaving the company with two of three ratings at investment grade.

Also the addition of Savvis will provide a clear path for the integration of the legacy Qwest hosting business. So overall the Savvis transaction makes strong strategic sense for our company. Turning now to slide 11, the combination of CenturyLink and Savvis will position CenturyLink as a global leader in managed hosting cloud computing which is growing at a rate of about 20% annually. CenturyLink and Savvis will have a robust national network with over 200 route miles of fiber with a global presence across North America and Europe and Asia. In addition this transaction will triple the data centers from 16 to 48 and offer significantly enhanced product depth for our customers.

Savvis leading managed IT services and enterprise grade cloud services with CenturyLink’s much larger telecommunications operation and hosting assets will allow us to gain scale in a rapidly growing industry faster than we could do organically.

Also by leveraging CenturyLink’s existing relationships with our many business customers we’ll be able to provide Savvis’s IT consulting and cloud expertise to a greatly expanded customer base. With that, I’ll turn it over to Stewart for some comments on our financial results. Stewart. Stewart Ewing: Thank you, Glen. During the next few minutes I’ll review highlights of our first quarter 2011 operating results and will conclude my comments with the discussion of the 2011 guidance provided in our earnings release issued earlier today and provide comments on our capital structure.

Turning to slide 13, I want to begin by reviewing with you a couple of special items that occurred during the first quarter and then I will discuss first quarter normalized results.

First, we incurred approximately $29.6 million of pre-tax expenses or about $0.06 per share related to integration and severance costs associated with the Embarq integration. Second, we incurred about 5.9 million in pre-tax transactions and integration costs, or about a penny a share related to the Qwest acquisition. In the aggregate, these items represent the $0.07 per share difference in normalized diluted earnings per share of $0.76 and GAAP diluted earnings per share of $0.69.

Now turning to slide 14. This slide reflects CenturyLink’s results for first quarter 2011 compared to first quarter 2010. Excluding special items for both periods as outlined in our financial schedules. Please note that the information on this slide excludes Qwest’s results since the merger close effective April 1. I’ll briefly discuss Qwest’s first quarter results a little later in my comments.

For first quarter 2011, operating revenues declined $104.7 million to 1.7 billion from 1.8 billion in first quarter a year ago. The decline in revenue resulted primarily due to a 7.5% decline in access lines and the anticipated decline in universal service fund revenue. This was partially offset by higher special access revenue due to demand from wireless carriers and the increase in high speed Internet customers.

Cash operating expenses decreased $37 million from $865 million in first quarter 2010 to $828 million in first quarter 2011. Primarily due to lower transport costs due to the migration of legacy Embarq long distance traffic to our internal IP network and lower personnel costs. These decreases were partially offset by higher costs associated with the expansion of CenturyLink’s Prism TV service into additional markets as Glen commented on earlier.

Depreciation and amortization expense increased from 353 million in first quarter 2010 to 369 million in first quarter 2011. Primarily due to plant additions and final valuation adjustments for the Embarq acquisition.

Net income attributed to CenturyLink for the quarter was 233 million compared to 279 million in first quarter a year ago. And diluted earnings per share were $0.76 in first quarter 2011 and $0.93 in first quarter 2010.

We achieved earnings above the end, the top of our guidance range due to lower than expected operating expenses. The year over year decrease in net income and earnings per share due to anticipated revenue declines we’ve discussed with you and the challenge of reducing costs in the near term due to the Qwest transaction and expansion of IPTV service into additional markets. Completing the successful integration of Embarq and planning for and achieving successful integration of Qwest, part two of our primary focus areas.

While the merger integrations in these product expansions impact our operating costs in the near term, we’re confident that these represent investments in the future success and growth of CenturyLink.

Finally, our free cash flow decreased 16.6% from 633 million in first quarter 2010 to 528 million in first quarter 2011. Free cash flow declined in first quarter 2011 primarily due to a $44 million increase in capital expenditures and lower operating cash flow. Our free cash flow calculation is defined as net income excluding special items, plus income tax expense, depreciation and amortization, less cash paid for income taxes and capital expenditures. We revised our definition of free cash flow due to the impact on cash paid income taxes of bonus depreciation and the impact of Qwest NOLs going forward.

On slide 15, we highlight Qwest’s results for the year. Qwest generated revenue of 2.85 billion, a 4% decline from the same quarter a year ago. Strategic services revenues grew primarily due to an increase in Qwest IQ networking and data transport services as well as higher broadband revenues driven by subscriber growth and an improving mix of higher speed broadband services.

These increases were more than offset by a decline in legacy service revenue associated with line losses along with lower data integration revenues. Operating expenses both, including both cash and non cash expenses but excluding special items declined nearly 6% to $2.25 billion due to lower personnel and selling cost.

Operating income excluding special items grew 2.4% to $593 million. Access lines declined 10.7% from the year ago period. Meanwhile, DSL growth remained healthy at nearly 4% growth year over year. Now turning to slide 16, our 2011 guidance excludes the effects of non recurring items, integration expenses associated with the Embarq acquisition, transaction and integration expenses associated with the Qwest acquisition, any changes in operating or capital plans, any changes in regulation, and any future mergers, acquisitions, divestitures or similar business transactions. Please note 2011 full year guidance, which is the first column on the slide, reflects only CenturyLink results for first quarter 2011 and then combined CenturyLink and Qwest results for the remainder of the year.

For full year 2011, CenturyLink expects operating revenues to be $14.9 to $15.1 billion, and EPS to range from $2.55 to $2.65, and capital expenditures to be $2.2 to $2.3 billion.

For second quarter 2011, CenturyLink expects total revenues of 4.4 billion to 4.43 billion and diluted earnings per share of 63 to $0.67. The sequential decline in diluted earnings per share expected in second quarter is due primarily to a decline in voice and access revenue, partially offset by an increase in high speed Internet revenue and a seasonal increase in outside plant maintenance.

Please note on this slide that the second column entitled pro forma 2011 provides guidance as if the Qwest merger was effective January 1, 2011 and the company operated on a combined basis for the full year of 2011.

We continue to expect that our dividend payout ratio in 2011 will be slightly less than 50% of free cash flow.

On slide 17, in the earnings release today, we included estimated impacts that the application of business combination accounting rules are expected to have on the combined company’s financial results for 2011, for second quarter 2011, and full year 2011.

All of these items are non cash items. Please see the earnings release and the related 10-Q filing for further information. Additionally, we attached a pro forma first quarter 2011 income statement which reflects pro forma first quarter results as if the Qwest acquisition closed January 1, 2011. To simplify our guidance, and when building your first --- your models for 2011, you may want to use this as a base for projecting your pro forma results for 2011. The mid point of our second quarter diluted earnings per share guidance is $0.65. If you assume that we maintain about that level of earnings in each of the remaining quarters of 2011 and add first quarter pro forma diluted earnings per share of $0.70, you get to $2.65. Or the top of our pro forma diluted EPS guidance for the year. In essence, we’re expecting to be able to offset revenue declines which, by the way, we expect to continue to improve during the year, and the cost of our IPTV roll out with the realization of synergies related to Embarq and the Qwest acquisition.

Regarding the capital structure and use of free cash flow, as we have stated, the board will consider use of free cash flow next year as we more fully realize expected merger synergies and see further progress with the merger integration of Qwest. We’ve also indicated that maintaining an investment grade credit metrics is important.

Accordingly, we expect that during 2011 and 2012, we will reduce debt by $1.5 to $2 billion from the year end 2010 pro forma level.

This concludes our prepared remarks for the day. At this time I’ll ask the operator to provide further instructions for question and answer portion of our call.

Question and Answer Section

Operator: [Operator Instructions] Our first question comes from David Barden.

<Q>: Thanks for taking the question. I think it’s still good morning. So I think this is a good venue, maybe an opportunity to hash something out. Looking back at first quarter, in January, the market was looking for 670 million of EBITDA. After the February print, you guys guided people down on conservative margin expectations and the guidance fell to 625 million. And then you guys just posted up a 668 million EBITDA number. Basically exactly where everyone thought you would be. But in the meantime, because you guided everyone down, the stock price is down 10%. And now we’re looking at the Qwest merger. You guys had a very good print, but your stock is underperforming today. And it’s because I think people are confused as to whether we’re trying to be conservative or things are really getting worse at the combined entity. Because if you take your CenturyLink stand alone revenue, for instance, and add the Qwest revenue from the first quarter, it implies, adjusting for the eliminations, that the Qwest revenue growth rate will go from a decline of 4% to a decline of over 6% in the rest of the year, despite Stewart what you were saying is revenue growth is actually going to get better. So I think people are struggling to understand, are we being conservative and we should really just assume that this is the rock bottom that we’re going to do for the year, or do we really need to be concerned about what the business is doing because the numbers seem to suggest it’s not going to get better for the rest of the year. Thanks.

<A>: David, thank you. First, let me address the revenue decline. On a pro forma basis for 2011, you know, we expect to end the year on a combined basis at about 3% decline compared with 2010. So it could be that some of the elimination entries and some of the acquisitions related adjustments are making it look that way to you. I’m not sure, I’ll have to go back and look at that further and maybe we can talk later. But just all in all, if you take 2010 and 2011, we would expect to end the year, full year, at about a 3% decline compared with 2010.

In terms of first quarter guidance we gave versus where we ended up, ask I guess versus the guidance that we’re giving for second quarter, basically our expenses were lower than we thought they would be in first quarter. Primarily due to the bad debt expense was down somewhat about a little less than $6 million. We spent a little bit less rolling out IPTV primarily related to marketing, because we had a good funnel from the standpoint of installations that we really didn’t want to we didn’t really need to push it from a marketing standpoint. So we didn’t spend some marketing dollars that we had anticipated spending. I guess the pension reduction, we didn’t really have built in to our guidance that we basically froze the pension for non bargaining unit employees, and we did that I guess our board approved it, actually, after the first quarter earnings call. And then just our outside plant maintenance expenses, which typically in the first quarter are lower just from a seasonal standpoint, ended up being lower than we estimated. And then some of our maintenance contracts and IT, I guess we got a little bit more synergy from the Embarq acquisition that we really didn’t expect to get in first quarter. So that kind of really rounds out first quarter in terms of why we ended up better than we thought we would end up from an expense standpoint. If you look at second quarter, again, it’s going to be basically the seasonal maintenance associated with our outside plant activity that we normally experience. And then we do expect to pick up some of the marketing expenses we didn’t incur in the first quarter. And we think our bad debt expense was actually a little bit unusually lower in the first quarter. And then we expect to continue to drive IPTV and expect that to, as we discussed on last quarter’s call, expect that to drive higher expenses more or less throughout the year. From a revenue standpoint, always first quarter from, compared with fourth quarter, we have the revenue step down associated with USF. We had that step down in first quarter this year. We expect that to be relatively flat for the remainder of the year. So that will account for some of the improvement in the revenue decline. And then we expect IPTV as well to show some positive results throughout the remainder of the year in terms of increasing revenue to offset some of the declines that we’ll otherwise see.

<Q>: History would suggest that you tend to overestimate the headwinds. Good luck this quarter and we’ll talk next.

Operator: Thank you. Our next question comes from Batya Levi.

<Q>: Thanks. I do want to follow up on the revenue guidance question. If we look at the pro forma revenue decline in the first quarter, it’s about 4.7%. The guidance for the year suggests that you’re going to basically be at about 4 to 5% decline as stand alone CenturyLink or combined company and given the economy that flat and IPTV should improve I think you mentioned that there should be some opportunity to gain share back from the Qwest territory from SMB business, would you expect this revenue decline to decelerate from 1Q on? And related to that, I wanted to just follow up on the CapEx side. If you could provide a little bit more granularity on how the CapEx is going to be split in terms of fiber to the cell opportunity versus IPTV and how many markets do you expect to launch on IPTV this year, thanks.

<A>: I’ll start with CapEx and Glen can talk about IPTV roll outs, and then we’ll come back to revenue. Basically at legacy, legacy CenturyLink, because of increased demand from the wireless carriers for fiber to the cell, you know, we would expect to spend about $180 million or so in 2011 for fiber to the cell projects. At legacy Qwest, as you know, they have a project with respect to increasing high speed Internet speeds with their fiber to the node project. Basically they use some of that build to get to fiber to the tower as well. When you look at combined fiber to the node and fiber to the tower buildout that legacy Qwest would expect, they would expect to spend about $300 million in 2011. So of the total 2.6, $2.7 billion capital budget, about half a billion dollars of it is due to combination of fiber to the node and fiber to the tower in 2011.

<A>: Regarding IPTV roll out, we do not expect any additional roll outs in the CenturyLink markets. We have the eight markets now and we’ll be working to accelerate the growth there, the penetration there and working through that. We’ll be evaluating the Qwest markets in the coming months. We have no, not many decisions about any roll outs of additional markets there. But we do think there could be some opportunity there, and we’re in the process of working through the costs, the plant requirements, plant addition costs and shortening of loops that what will be required there. And we’ll be making those decisions around mid year as far as any additional roll out of IPTV in any of those markets.

<A>: And on the revenue guidance, I mean I apologize to all of you for this being so complicated. But if you look at some of the eliminations that we have associated with the purchase accounting, so we have affiliate revenue where we were a customer of Qwest and they were a customer of us in some cases. Of about $76 million related to 2010 that in effect needs to be pulled out of 2010 revenue when you are putting the two of us together. There’s also $216 million of installation revenue on Qwest that basically is deferred revenue on the balance sheet as a deferred liability. Basically it gets amortized to revenue over the expected lives of the customer with purchase accounting adjustments basically that gets a fair value of zero. So that revenue basically never gets recognized, and even though the cash was previously received on it. So basically there’s about $280 million of revenue that you need to back out of 2010 revenue if you just take legacy CenturyLink and legacy Qwest and add it together. So basically that’s about $18.5 billion of revenue for 2010. And they’re comparable adjustments. I think all of that is in the 8 K we filed, the pro formas. They’re comparable adjustments that would need to be pulled out of 2011 basically, if you’re just trying to project out legacy CenturyLink and legacy Qwest and adding them together. The comparable amount that you would pull out of 2011 is about $250 million or so. I think if you make those adjustments you’ll get down to about the 3% or so decline that we expect. So I think what’s happening there, you may be comparing maybe taking 2010 adding CenturyLink and Qwest together without making those negative adjustments that need to be applied to 2010 and then comparing that to the guidance that we’re making, and it’s looking like the 4 to 5% decline as opposed to the 3% decline that we see.

<Q>: If I could just follow up on that, I guess your guidance for CenturyLink alone was just a 2 to 3% decline by year end. Now if you make all these adjustments and add Qwest to that, what is your expectation for the exit of the year?

<A>: You’re right, stand alone CenturyLink was about a 2 to 3% decline when we get fourth to fourth. When you look at basically on a pro forma basis, it’s about actually about 3% fourth to fourth decline. I guess if you’re looking at 2011 it’s closer to a 4% decline. On a pro forma basis

<A>: Full year.

<A>: Full year. But when you get to fourth quarter and compare fourth to fourth, basically we’ll be down to about a 3% decline fourth quarter to fourth quarter.

<Q>: Okay. Thank you.

<A>: I may have confused you there probably at the beginning.

<Q>: That’s good. Thanks.

Operator: Thank you. Our next question comes from Mike McCormick.

<Q>: Thanks. Maybe just a couple of things. Legacy Qwest. I’m not sure how much you’re willing to share here. But there was pretty strong recovery in business revenue. Can you break down for us, Stewart, if you can, the growth rates of wholesale and business and also on Qwest the consumer line loss and your strategies there to get that improved? And then just lastly, maybe for Glen, your thoughts on any other holes in your portfolio that you think over the next sort of whatever three to five year period might be interesting to fill. Thanks. .

<A>: So, Mike, if you --- and we’re going to --- we’ll file a 10 Q probably tomorrow with QCII and Qwest Corporation, so basically you’ll get full first quarter information on Qwest once that gets filed tomorrow. Basically on BMG, recurring revenue was flat sequentially and down about 2% year over year on slower strategic revenue growth of about 5.2% year over year versus 8.3% year over year in first quarter 2010. The total segment revenue declined 3.1% year over year due to lower data integration revenue. If I recall, I think the data integration revenue was about

$47 million lower than it was previously. So strategic revenue on BMG improved to 45.6% of total revenue from about 42% in the first quarter a year ago. If you look at wholesale, the total segment revenue was flat sequentially on substantially improved legacy revenue results and down about 5% year to year. If I recall, they had pretty good improvement in basically special access. Again, just increased demand that we continue to see from the wireless carriers with both fiber to the cell and additionally turning up additional copper service to the cell where we only have copper to the towers.

<A>: Mike, regarding the holes in the portfolio of products and services, right now we feel like we’re in very good condition from a service standpoint, product standpoint. We’ve got, of course, the high speed Internet, including interactive services. We’ve got the video product. Ethernet and MPLS. We’ve got select operations with a good strong product base there. We’ve got --- we’re rolling out voice over IP in a number of markets. We’re expanding that footprint. That’s an area we’re expanding, doing that internally, expect to see that going forward, we have hosting service cloud computing and infrastructures of services and platform as a service. All those services are there. And the only obvious --- you might say it was wireless --- but we’ve got a really good relationship with the Verizon deal we have now that, what Qwest has, and we think we’ve enhanced that agreement and we feel good about that. Right now we’re going to be really focused on integrating Qwest and getting Savvis integrated and rolling out new products and services there. No major needs for the time being that we see as far as product gaps.

<A>: Mike, on consumer line loss, well, I guess on total line loss, consumer line loss, specifically, Qwest was down about 12.2% and about 2.9% sequentially. You look at total line loss for Qwest quarter to quarter, first to first, they were down about 10.7%. You know, Qwest and CenturyLink have different methodologies for defining access lines. Because of the good quarter that Qwest had in high speed Internet customer additions, basically legacy CenturyLink we count stand alone high speed Internet customers as an access line because it’s a customer connection, really. Additionally and Qwest does not count that historically. We do not count UNIs, Qwest does count UNIs and Qwest continues to have a decline in UNIs over the years. So basically if you put first quarter to Qwest on the same methodology that legacy CenturyLink uses, their access line loss rate the way we would define it would have been about 7.5% which was about the same as the access line loss rate that legacy CenturyLink had quarter to quarter.

<Q>: That’s helpful. Thanks, guys.

Operator: Thank you. Our next question comes from Phil Cusick.

<Q>: Thanks for taking the call. Maybe two things. One is can you talk about how you’re going to think about revenue synergies going forward, both on the Qwest side where you really never broke them out, and but now that it’s closed maybe you start talking about them, and then on Savvis going forward, maybe that first.

<A>: Phil, the Savvis acquisition is about growth. And we’ve talked about synergies there, but we think the real opportunity to grow in revenue is over time. We have not been willing to put out and we aren’t going to put out a revenue synergy projection, but that is what this is about, really. It’s about revenue growth and cash flow growth over time. And we think it’s a --- it’s the fastest growing sector with the hosting, managed services cloud area that, in our sector right now, and we’ll be one of the top players, global footprint, global presence in this sector. So we feel really good about the opportunities there. And Qwest, bringing the companies together, we think we’ll be able to regain market share in a lot of these areas and have a more robust product, hopefully as well. So the opportunity is there, we’re just not willing to qualify them at this time.

<A>: I think that’s really, really tough to track. And I think a good place for you to look will be the revenue guidance that we give, because eventually the synergies that we expect or the improvements we expect more or less from revenue will be built into our guidance and we’ll update that quarter to quarter. But it’s hard to really break out what is a synergy from a revenue standpoint versus what’s business as usual or just hiring a great salesperson.

<Q>: So does it make sense for us to not look for you to sort of break out revenue synergies over time?

<A>: Yeah, I think that’s right. I would look at it really as part of the revenue guidance that we give. And if we like we’ve given guidance for the full year now. If we take up our revenue guidance somewhat during 2011, I think you’ll be able to assume that some of that’s because the local operating model is working, and because we’re basically achieving some of the objectives that we had from the standpoint of taking market share back.

<Q>: That makes sense. And on the tax line, can you talk about taxes over the next, say, five years between the bonus depreciation and Qwest NOLs, how do you think that affects both the GAAP and the cash tax lines?

<A>: So the GAAP taxes at least this year we expect our effective tax rate to be about 38.5%. With respect to cash taxes, both --- we’re using bonus depreciation this year. And essentially I mean even on a stand alone basis, legacy CenturyLink would not have had --- would have had only a very small amount of cash taxes. Legacy Qwest, of course, brings with it the NOL. They’re taking bonus depreciation this year as well. So as a result will not use much if any of the NOL they have available, what they don’t use we’ll be able to use that next year. We don’t really expect to pay cash taxes at this point until sometime around the end of 2014 and possibly out into 2015.

<Q>: And as you book the --- as you don’t pay the cash taxes from the NOLs, is it still booked at a 38% rate over the next five years, for GAAP?

<A>: Yeah, that’s probably a pretty good assumption to use. I mean, that’s --- when we’ve looked at the effective rate on a pro forma basis that’s kind of what we come up with for 2011. So it wouldn’t expect that to change a whole lot in the future, other than changes in state income tax rates and changes in other items.

<Q>: Is there a nominal amount of state income tax we should assume every year or is that pretty low as well.

<A>: Yes, there’s a nominal amount of state income taxes that we pay, plus we’ll pay some nominal amount of alternative minimum tax possibly as well.

<Q>: Great. Thanks again, you guys.

Operator: Thank you. Our next question comes from Simon Flannery.

<Q>: Good afternoon. I know it’s only a couple of weeks, just a month since you’ve closed the Qwest transaction, but perhaps you could just compare and contrast the first month or so with Qwest versus Embarq. How are you differing in your approach? How are you finding the systems, the people and so forth versus your expectations going? And you gave some guidance on exiting 2011 at $200 million synergy run rate. Perhaps you could talk about how that scales during 2012. Are we going to see that another 200 million next year as well, or higher or lower? Thanks very much.

<A>: I’ll start and then ask Karen. But at a high level, it will take us a quarter to really get things moving and changing the way the call centers look to sell products and services, to get our local operating model really in place. So it will be just like it was at Embarq. But we’re getting a lot of --- I think we’re creating a lot of excitement in the marketplace with our local market method or local market model. And we’re seeing --- I think we’ll see a serious focus on customers and on what’s needed in the local market. We try to work to regain market share. But I’ll let Karen talk about the details more.

<A>: Good morning, Simon. So been out quite a bit. The theme I would use was incredibly encouraged from the techs and all the front line employees. They’re excited. We have all the regions in place. We have all the general managers in their markets. They’ve been out. They’ve been doing a lot of round tables and meeting with customers. So we’re learning a lot and we’re kind of aligning that with our current go to market plans to continue to refine those. As Glen said, we have some fairly significant changes in our channels, how we go to market with our channels, how we comp our channels. So from a front line leadership perspective, you know, there’s some shifting going on that’s going to take us a quarter to work through and bringing them to the way that we do business. But overall very encouraged as we’ve done our assessment. We have our market plans for each market done. We think that the revenue, the revenue guidance is very doable or excited about taking market share back, getting more local, competing with CLECs and the cable companies has really taken a lot of the market from Qwest.

<Q>: Great. Thank you. And on the 2012?

<A>: Yes, Simon, at this point we’re not really prepared to give guidance to 2012. And in part that’s due to just the fact that we’re still working through the systems to determine what conversions will do and that will impact synergies that we would expect to get in 2012.

<Q>: Okay. Thank you.

Operator: Thank you. Our next question comes from Barbara Shifman.

<Q>: Good morning. Thanks for taking the call. I think your comments on debt pay down over the next 18 months is clearly instructive. But does this give us a little bit of a better sense of sort of size and timing and placing of financing, would really help out. Historically you’ve been pretty clear you want to pay down debt at the parent and refi debt at the Qwest corp. level. The vast majority of the debt that’s coming due over the next coming up years, if not all of it, is Qwest corp. does that imply you won’t be coming to market or see a significant amount of PTL paper issues or Qwest paper issued and if not why not?

<A>: Rob. We haven’t really made final decisions in terms of what debt we’ll pay off and refinance. I mean, if you look back to the end of 2010, we’ve basically, between the credit facility and the material that Qwest had, through the first of April or second of April or so, we’ve paid off about $500 million of debt during the first quarter. You know, we’ll have the need --- the financing need associated with the closing of the Savvis transaction where we’ll need about between two and $2.2 billion of cash for that. The timing of that will be dependent upon when that acquisition would close, which would be sometime in the last half of the year. And then also we’ll do refinancing at the Qwest corp. level and we’ll likely do some of that this year as well. But in terms of the amounts, we haven’t really settled in on that at this point.

<Q>: You understand where I’m getting at, though, is if you have mostly Qwest corp. refinancing to do, you wouldn’t think you’d want to term out the bridge facility beyond those two years, because how else would you pay down debt if you do.

<A>: Yeah, well, we can issue --- I mean, some of it can be associated with the Savvis transaction, in terms of repayment of some of that. There are additional maturities as I recall that either Qwest has or Qwest corp. has that are or QCII has that are actually callable at par at some time in 2012. So I think we’ll have some opportunities to pay down debt at the parent company level and continue to refinance the Qwest corp. debt or pay off some of it as it becomes due.

<Q>: Just one last question. You’ve done a great job in the past integrating all M&A and I think being consistent in terms of your leverage ratios. But right now with one of the agencies double D and Moody’s recently changing their outlook to negative, would you be willing or are you considering trying to make a bigger commitment for bondholders, potentially including coupons in your next? That’s it for me.

<A>: No, not at this time. We indicated that we expect to pay off between $1.5 and $2 billion of debt in 2011 and 2012. And I mean we’re hopeful that that will enable us, with good performance in the base business, to be able to keep the credit ratings as they are.

<Q>: Appreciate the time.

Operator: Our final question for today comes from Kevin Smithon.

<Q>: This is just a follow up to that, you talked about one and a half to two billion in debt reduction in 2011 and 2012. Can you just walk us through some of the --- and dividend payout ratio of less than 50% of free cash flow, you know, sort of implying free cash flow higher than your implied earnings guidance. Can you talk about some of the maybe some non cash adjustments on top of the pro forma adjustments you laid out in the press release that could make free cash flow significantly higher than your guided earnings?

<A>: Yeah, so basically it’s the cash taxes that we’ll pay versus book taxes.

<Q>: Anything else.

<A>: As well as depreciation in 2011 and really because of the NOLs that Qwest has that we’ll be able to use in the future, we don’t really expect significant cash taxes between now and the end of 2014. So the definition that we’re using for free cash flow basically is net income plus depreciation and amortization, plus book taxes, minus our cash taxes, which again we would expect to be fairly small, minus capital expenditures. Also, you know, with the --- from the second quarter on after closing the Qwest transaction, we’ll get a non cash benefit to interest expense of about $75 to $80 million a quarter, at least for the remainder of 2011, and we expect to add that back into our free cash flow calculation as well so that in effect we’ll recognize that that’s a non cash item. But basically the biggest item or really the fact that we’re not paying cash taxes other than the minimal amount. And that’s how the free cash flow gets above what you would typically expect to see by just taking net income and adding depreciation and amortization or for that matter just taking operating cash flow from operations off the ---

<Q>: You can kind of back into a 15% plus free cash flow yield. I guess the question is why don’t you give annual free cash flow per share guidance as opposed to choosing to give EPS guidance, which includes a lot of noncash charges and maybe understating your profitability.

<A>: That’s something we’re certainly going to consider for the second quarter forward.

<Q>: Okay. Thanks.

Operator: This concludes our question and answer session for today. I’d like to turn the conference back over to Mr. Glen Post for any closing remarks.

Glen Post: In closing CenturyLink did achieve solid financial results for the first quarter with an improving top line revenue trend and strong cash flows. We’re also pleased to have closed the Qwest transaction effective April 1st and look forward to making solid progress in integrating the Qwest operations in the months ahead. Additionally, the Savvis merger agreement announced last week affords us an excellent path for the integration of 16 legacy Qwest data centers and significantly accelerates CenturyLink’s growth opportunities in the fast growing managed hosting cloud services business, while also it further strengthens our revenue mix.

The last few years have truly been transformational for CenturyLink and we believe we are well positioned to provide customers products and services that they need as well as continue to create long term shareholder value in the months and years ahead.

We appreciate your participation on our call today and look forward to speaking with you again in the weeks, months ahead.

Operator: Thank you. Ladies and gentlemen, thank you for participating in today’s conference. This concludes our program for today. You may all disconnect and have a wonderful day.